Eva's Wild, Inc. (the "Company") a Washington State Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Eva's Wild, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 10, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	3,717	3,014
Accounts Receivable	4,353	3,601
Prepaid Expenses - Related Party	8,917	10,000
Prepaid Expenses	8,261	3,750
Inventory	62,804	122,409
Total Current Assets	88,051	142,774
TOTAL ASSETS	88,051	142,774
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,031	10,450
Accrued Expenses	99,911	79,628
Convertible Notes	450,000	450,000
Accrued Interest - Convertible Notes	61,372	28,816
Note Payable - Related Party	37,009	-
Other Liabilities	101	434
Total Current Liabilities	651,425	569,328
TOTAL LIABILITIES	651,425	569,328
EQUITY		
Additional Paid in Capital	10,026	26
Accumulated Deficit	(573,400)	(426,580)
Total Equity	(563,374)	(426,554)
TOTAL LIABILITIES AND EQUITY	88,051	142,774

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	105,300	109,396
Cost of Revenue	116,323	36,564
Gross Profit	(11,023)	72,831
Operating Expenses		
Advertising and Marketing	7,461	22,773
General and Administrative	93,504	196,730
Research and Development	-	2,831
Rent and Lease	2,276	13,004
Total Operating Expenses	103,241	235,338
Operating Income (loss)	(114,264)	(162,507)
Other Expense		
Interest Expense	32,556	16,521
Other	-	-
Total Other Expense	32,556	16,521
Provision for Income Tax	-	-
Net Income (loss)	(146,820)	(179,027)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(146,820)	(179,027)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(7,419)	300
Inventory	59,605	(47,159)
Accounts Receivable	(752)	8,464
Prepaid Expenses - Related Party	1,083	-
Prepaid Expenses	(4,511)	(3,750)
Accrued Expenses	20,284	79,628
Accrued Interest - Convertible Notes	32,556	16,521
Other	-	101
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	100,847	54,104
Net Cash provided by (used in) Operating Activities	(45,974)	(124,923)
INVESTING ACTIVITIES		
Furniture & Equipment	-	5,000
Net Cash provided by (used by) Investing Activities	-	5,000
FINANCING ACTIVITIES		
Additional Paid in Capital	10,000	-
Convertible Notes	-	100,000
Note Payable - Related Party	36,676	-
Net Cash provided by (used in) Financing Activities	46,676	100,000
Cash at the beginning of period	3,014	22,937
Net Cash increase (decrease) for period	703	(19,923)
Cash at end of period	3,717	3,014

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	825,000	-	26	(247,553)	(247,527)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(179,027)	(179,027)
Ending Balance 12/31/2020	825,000	-	26	(426,580)	(426,554)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	10,000	-	10,000
Net Income (Loss)	-	-	-	(146,820)	(146,820)
Ending Balance 12/31/2021	825,000	-	10,026	(573,400)	(563,374)

Eva's Wild, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Eva's Wild, Inc. ("the Company") was formed in the State of Washington on April 12th, 2018. The Company delivers the world's best wild salmon from the world's most sustainable fishery directly to your door as a subscription-based, regenerative food business. The Company also offers a wholesale line to acclaimed restaurateurs who buy its orca-safe, wild Bristol Bay sockeye salmon. The Company also curates and produces award-winning films & streaming-content for its subscription media platform. All this is accelerated by indelible experiences the Company creates to foster lifelong champions for wild places we love.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements include the accounts of Eva's Wild Food, LLC; Eva's Wild Stories, LLC; and Eva's Wild Places, LLC, all of which are wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling food, media and experiences in the retail, subscription, and wholesale capacity. The Company's two primary sources of sales for food are currently through online D2C sales via its website. Via that funnel, the Company offers wild frozen salmon monthly subscriptions and is poised to use this current equity crowdfunding platform to boost subscribers to 1,000 in under 18 months. The Company's payments are generally collected at the time of service or initiation of services. The Company's performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

The Company also sells food via wholesale restaurant accounts, serving 8 restaurants in the Seattle market with a goal of 33 on the west coast in 18 months. The Company's performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

For media, the Company will be offering subscriptions to its streaming media platform in Q3 2022. For experiences, the Company sells tickets to movie screenings, food tastings, and eventually to destinations where the Company sources its food and stories from, like Bristol Bay, Alaska. The Company's performance obligation is the delivery of the promises service or event. Payments are collected upfront at the point of sale, and revenue is recognized at the initiation of services or at the completion of an event.

As summary of the Company's revenue sources are below.

	2021	**2020**
Sales of Food	89,867	46,534
Media Sales	7,260	56,661
Other	379	-
Total	97,506	103,196

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis and had an ending balance of $122,409 and $62,804 as of December 31, 2020 and 2021, respectively.

Prepaid Expenses

In 2019, the Company prepaid a marketing fee to one of its shareholders in the amount of $10,000 for one of its movies. In 2020 and 2021, the Company prepaid its food distributor in the respective amounts of $3,750 and $3,500. Lastly, in 2021, the Company prepaid its insurance in the amount of $4,761. As a result, the total ending balance of the Company's prepaid expenses was $13,750 and $17,178 as of December 31, 2020 and 2021, respectively.

Accrued Expenses

Throughout 2020 and 2021, the Company accrued expenses for services performed by its vendors. This debt will be paid off without interest over a 12-month period. The total ending balance of this accrued expense was $79,628 and $99,911 as of December 31, 2020 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining personnel. A total of 150,000 shares of Common Stock have been allocated towards this Plan. In April 2019, the Company granted 25,000 Stock Options at an exercise price of $0.001 per Stock Option for a total exercise price of $25. These Options have immediately vested on the grant date, and all were exercised in October 2019.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December 2021, the Company entered into an unsecured promissory note agreement with a shareholder for $48,000 with an interest rate of 5% and maturity in December 2022. This loan had an ending balance of $37,009 as of December 31, 2021.

Please see "Prepaid Expenses" note regarding a marketing fee paid to one of the Company's shareholders.

Please see "Subsequent Events" note regarding a convertible note and an unsecured loan from the CEO's wife.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements in the aggregate amount of $450,000 for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2021 to 2022. Subsequent to the date of these financials, all convertible note agreements have been amended to extend their maturity dates to June 2024 (please see "Subsequent Events" note). Upon receipt of $1M of newly invested capital during an equity financing event, the notes shall automatically convert into shares of the same class and series of stock as is issued to new investors at the closing of this financing event at the lesser of (i) 85% of the price per share at which shares are issued to new investors, or (ii) the conversion price obtained by dividing the valuation cap of $5M by the number of shares of capital stock of the Company outstanding on a fully diluted basis. The Company has accrued interest on these notes in the respective amounts of $28,816 and $61,372 as of December 31, 2020 and 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	487,009
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000,000 shares of Common Stock with no par value per share. 825,000 shares were issued and outstanding as of 2020 and 2021.

Voting: Only founder's shares are entitled to one vote per share

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 10, 2022, the date these financial statements were available to be issued.

In 2022, all of the convertible notes in the aggregate amount of $450,000 have been amended to extend their maturity dates to June 2024. Furthermore, the terms of automatic conversion have also been amended. The receipt of $1M of newly invested capital that would trigger a conversion does not include the current and outstanding convertible notes. Instead, it includes any new convertible securities such as SAFE agreements (Simple Agreements for Future Equity). Should this $1M be raised, the notes shall automatically convert into either (i) shares of the same class and series of stock as is issued to new investors at the closing of this financing event, or (ii) shares of Common Stock in the case of a SAFE financing event, both converting at the same rates as those disclosed above (please see "Debt" note).

In 2022, the Company has entered into a convertible note for $15,000 with the CEO's wife bearing the same terms and conditions as those convertible notes disclosed above, including the amendments made subsequent to the date of these financials.

In 2022, the wife of the CEO has loaned the Company $12,000 bearing no interest rate, no security interest, and is due upon demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during both years presented. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.